SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No. 19)*

The Charles Schwab Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513-10-5

(CUSIP Number)

Teresa L. Johnson, Esq.

Arnold & Porter Kaye Scholer LLP

Three Embarcadero Center, Tenth Floor

San Francisco, CA 94111-4024

(415) 471-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808513-10-5	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons CHARLES R. SCHWAB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,220,457
	8.	Shared Voting Power 95,042,413
	9.	Sole Dispositive Power 40,220,457
	10.	Shared Dispositive Power 95,148,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,369,098
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5%
14.	Type of Reporting Person (See Instructions) IN

*	Shares reported on this cover page are as of November 27, 2019.

CUSIP No. 808513-10-5	13D	Page 3 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 19 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of The Charles Schwab Corporation (the “Issuer”).

The address of the principal executive office of the Issuer is:

The Charles Schwab Corporation

211 Main Street

San Francisco, California 94105

Item 2.	Identity and Background.

(a)	Mr. Charles R. Schwab

(b)	The Charles Schwab Corporation

211 Main Street

San Francisco, California 94105

(c)	Chairman and Director

The Charles Schwab Corporation

211 Main Street

San Francisco, California 94105

(d)	Inapplicable

(e)	Inapplicable

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Inapplicable

Item 4.	Purpose of Transaction.

The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

On November 24, 2019, the Issuer and TD Ameritrade Holding Corporation, a Delaware Corporation (“TD Ameritrade”), entered into an Agreement and Plan of Merger, among the Issuer, TD Ameritrade and Americano Acquisition Corp., a wholly owned subsidiary of the Issuer (“Merger Sub” and such agreement, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, the Issuer has agreed to acquire the common stock of TD Ameritrade (the “Merger”).

Voting and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, TD Ameritrade entered into a voting and support agreement (the “Voting Agreement”) with Charles R. Schwab (“Mr. Schwab”) and certain related parties (Mr. Schwab and those related parties collectively, the “Stockholders”). The Voting Agreement requires, among other things, that the Stockholders (i) vote all of the shares of Common Stock they own in favor of the Share Issuance and the Charter Amendment (each as defined in the Merger Agreement), and against any competing transaction, (ii) prior to the approval of those matters by the stockholders of the Issuer, not transfer their shares of Common Stock on or prior to December 31, 2020, with certain exceptions, (iii) not solicit an alternative transaction or participate in discussions or negotiations regarding an alternative transaction, except when the Issuer is so permitted, and (iv) not participate in any litigation against the Issuer, Merger Sub or TD Ameritrade relating to the Merger Agreement or the consummation of the transactions. The Voting Agreement will terminate upon the earliest of the Effective Time (as defined in the Merger Agreement) and termination of the Merger Agreement in accordance with its terms.

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Registration Rights Agreement

Concurrently with the execution and delivery of the Merger Agreement, Mr. Schwab, the Issuer and The Toronto-Dominion Bank, a Canadian-chartered bank (“TD Bank”), entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), effective as of the closing of the Merger, that will provide Mr. Schwab, TD Bank and, if they so elect to be a party, certain other parties, up to three “demand” registrations in any 12-month period and customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. Once it becomes effective, the Registration Rights Agreement supersedes the existing Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between the Issuer and Charles R. Schwab.

The foregoing summaries of the Voting Agreement and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 37 and 38, respectively, to this Schedule 13D and are specifically incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

(a) 135,369,098 shares of Common Stock (including 2,123,933 shares which may be acquired within 60 days upon exercise of options) reported as of November 27, 2019 represent (for the purposes of this Schedule 13D) approximately 10.5% of the Common Stock outstanding.

(b) The 135,369,098 shares of Common Stock referred to in Item 5(a) above consist of: (i) 40,220,457 shares of Common Stock as to which Mr. Schwab may be deemed to have sole voting and dispositive power (including 2,123,933 shares which may be acquired within 60 days upon exercise of options; and 38,096,524 shares held by certain trusts for which Mr. Schwab acts as trustee); (ii) 106,228 shares of Common Stock as to which Mr. Schwab may be deemed to have shared dispositive power but no voting power (held by The CRS 2016 Sibling Grantor Retained Annuity Trust for which Mr. Schwab has a nondurable power of attorney); and (iii) 95,042,413 shares of Common Stock as to which Mr. Schwab may be deemed to have shared voting and dispositive power (including 36,888,146 shares held by Mr. and Mrs. Schwab as trustees of The Charles & Helen Schwab Trust; 15,917,695 shares held by Mrs. Schwab as trustee of The Charles & Helen Schwab Living Trust; 32,609,941 shares held by HOS Investments LP, a limited partnership organized and existing under the laws of the State of Texas as to which Mr. and Mrs. Schwab are two of three members with shared voting and dispositive power; 9,105,308 shares held by the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab are directors with shared voting and dispositive power but disclaim beneficial ownership; 24,375 shares held by The Charles R. Schwab Foundation for Financial Freedom, a nonprofit public benefit corporation as to which Mr. Schwab is a director with shared voting and dispositive power but disclaims beneficial ownership; 385,000 shares held in the Helen O. Schwab Generation Skipping Trust; 61,923 shares held in trusts for the benefit of Mr. Schwab’s grandchildren; 6,000 shares held in the Kevin P. O’Neill Children’s Trust for which Mr. Schwab acts as trustee but disclaims beneficial ownership; and 44,025 shares held by 188 Corp., a corporation incorporated under the laws of the State of California as to which Mr. and Mrs. Schwab are directors with shared voting and dispositive power).

(c) The following transactions in Common Stock were effected in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Nature of Transaction	Price Per Share	Where and How Effected
10/17/2019	25,350	Disposition	N/A	Gift by Schwab Living Trust
10/22/2019	175,960	Disposition	N/A	Gift by Charles & Helen Schwab Foundation
10/23/2019	24,200	Disposition	N/A	Gift by Schwab Living Trust
11/01/2019	48,245	Disposition	N/A	Gift by Schwab Living Trust

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Date of Transaction	Amount of Securities Involved	Nature of Transaction	Price Per Share	Where and How Effected
11/01/2019	23,770	Disposition	N/A	Gift by Charles & Helen Schwab Foundation
11/12/2019	2,537,820	Disposition	N/A	Gift by Schwab Living Trust
11/26/2019	300,000	Disposition	$49.0096(1)	Sale by Schwab Living Trust
11/26/2019	10,150	Disposition	N/A	Gift by Charles & Helen Schwab Foundation
11/26/2019	30,475	Disposition	N/A	Gift by Schwab Living Trust
11/27/2019	300,000	Disposition	$49.7656(2)	Sale by Schwab Living Trust
11/27/2019	6,100	Disposition	$49.9249(3)	Sale by Charles R. Schwab Foundation for Financial Freedom

(1)

This transaction was executed in multiple trades at prices ranging from $48.775 to $49.285. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(2)

This transaction was executed in multiple trades at prices ranging from $49.485 to $49.965. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(3)

This transaction was executed in multiple trades at prices ranging from $49.89 to $49.95. The price reported reflects the weighted average sale price. Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The CRS 2016 Sibling Grantor Retained Annuity Trust, the Charles & Helen Schwab Foundation and HOS Investments LP, as noted in Item 5(b) above.

(e) Inapplicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1.	Registration Rights and Stock Restriction Agreement dated as of March 31, 1987 between Mr. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation), which Agreement requires that share transfers be made in accordance with state and federal securities laws and subject to protection of the Issuer’s rights and further provides for registration rights in certain circumstances.

2.	Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

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3.	Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

4.	Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

5.	Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

6.	Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

7.	Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

8.	Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

9.	Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

10.	Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

11.	Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

12.	Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

13.	Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

14.	Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

15.	Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

16.	Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

17.	Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

18.	Non-Qualified Stock Option Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

19.	Restricted Stock Unit Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

20.	Non-Qualified Stock Option Agreement dated as of August 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

CUSIP No. 808513-10-5	13D	Page 7 of 11 Pages

21.	Non-Qualified Stock Option Agreement dated as of November 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

22.	Non-Qualified Stock Option Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

23.	Restricted Stock Unit Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

24.	Non-Qualified Stock Option Agreement dated as of August 1, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

25.	Non-Qualified Stock Option Agreement dated as of November 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

26.	Restricted Stock Unit Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

27.	Non-Qualified Stock Option Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

28.	Restricted Stock Unit Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

29.	Non-Qualified Stock Option Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

30.	Restricted Stock Unit Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

31.	Non-Qualified Stock Option Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

32.	Restricted Stock Unit Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

33.	Non-Qualified Stock Option Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

34.	Restricted Stock Unit Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

35.	Non-Qualified Stock Option Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.

36.	Form of Power of Attorney of Beneficiary of The CRS 2016 Sibling Grantor Retained Annuity Trust.

37.	Voting and Support Agreement dated as of November 24, 2019 by and among Mr. Schwab and certain of his affiliates and TD Ameritrade Holding Corporation. The information in Item 4 is incorporated herein by reference.

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38.	Registration Rights Agreement dated as of November 24, 2019 by and among The Charles Schwab Corporation, Mr. Schwab, The Toronto-Dominion Bank and, if they elect to be parties thereto, certain other stockholders described therein. The information in Item 4 is incorporated herein by reference.

Also, the responses to Item 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

1.	Registration Rights and Stock Restriction Agreement dated as of March 31, 1987 between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation) (incorporated by reference to Exhibit 1 to Amendment No. 8 to Mr. Schwab’s Schedule 13D dated July 31, 1995).

2.	Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4 to Amendment No. 11 to Mr. Schwab’s Schedule 13D dated March 9, 2006).

3.	Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 12 to Mr. Schwab’s Schedule 13D dated July 10, 2007).

4.	Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

5.	Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 6 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

6.	Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 8 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

7.	Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 9 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

8.	Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

9.	Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 11 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

10.	Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 12 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

11.	Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 13 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

CUSIP No. 808513-10-5	13D	Page 9 of 11 Pages

12.	Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 14 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

13.	Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 15 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

14.	Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 16 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

15.	Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 17 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

16.	Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 18 to Amendment No. 15 to Mr. Schwab’s Schedule 13D dated January 8, 2013).

17.	Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 19 to Amendment No. 15 to Mr. Schwab’s Schedule 13D dated January 8, 2013).

18.	Non-Qualified Stock Option Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 18 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

19.	Restricted Stock Unit Agreement dated as of March 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 19 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

20.	Non-Qualified Stock Option Agreement dated as of August 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 20 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

21.	Non-Qualified Stock Option Agreement dated as of November 1, 2013 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 21 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

22.	Non-Qualified Stock Option Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 22 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

23.	Restricted Stock Unit Agreement dated as of March 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 23 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

24.	Non-Qualified Stock Option Agreement dated as of August 1, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 24 to Amendment No. 16 to Mr. Schwab’s Schedule 13D dated October 15, 2014).

25.	Non-Qualified Stock Option Agreement dated as of November 3, 2014 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 25 to Amendment No. 17 to Mr. Schwab’s Schedule 13D dated August 13, 2015).

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26.	Restricted Stock Unit Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 26 to Amendment No. 17 to Mr. Schwab’s Schedule 13D dated August 13, 2015).

27.	Non-Qualified Stock Option Agreement dated as of March 2, 2015 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 27 to Amendment No. 17 to Mr. Schwab’s Schedule 13D dated August 13, 2015).

28.	Restricted Stock Unit Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 28 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

29.	Non-Qualified Stock Option Agreement dated as of March 1, 2016 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 29 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

30.	Restricted Stock Unit Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 30 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

31.	Non-Qualified Stock Option Agreement dated as of March 1, 2017 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 31 to Amendment No. 18 to Mr. Schwab’s Schedule 13D dated January 10, 2018).

32.	Restricted Stock Unit Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*

33.	Non-Qualified Stock Option Agreement dated as of March 1, 2018 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*

34.	Restricted Stock Unit Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*

35.	Non-Qualified Stock Option Agreement dated as of March 1, 2019 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2013 Stock Incentive Plan.*

36.	Form of Power of Attorney of Beneficiary of The CRS 2016 Sibling Grantor Retained Annuity Trust.*

37.	Voting and Support Agreement dated as of November 24, 2019 by and among Mr. Schwab and certain of his affiliates and TD Ameritrade Holding Corporation (incorporated by reference to Exhibit 10.1 of TD Ameritrade Holding Corporation’s Current Report on Form 8-K filed with the Commission on November 27, 2019 (File No. 1-35509)).

38.	Registration Rights Agreement dated as of November 24, 2019 by and among The Charles Schwab Corporation, Mr. Schwab, The Toronto-Dominion Bank and, if they elect to be parties thereto, certain other stockholders described therein (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 29, 2019 (File No. 1-9700)).

*	Filed herewith.

CUSIP No. 808513-10-5	13D	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2019

/s/ Charles R. Schwab Charles R. Schwab